Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on May 12, 2017

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of March 31, 2017 and the related separate interim statements of comprehensive income, changes in shareholders’ equity and cash flows, all expressed in Korean Won, for the three months ended March 31, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our audits.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2016, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2017. The separate statement of financial position as of December 31, 2016 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2016.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 12, 2017

Notice to Readers

This report is effective as of May 12, 2017, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

President and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

	March 31, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6, 45)	6,641,394	6,104,029
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,368,605	4,076,872
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	18,185,010	18,105,862
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	14,194,265	13,792,266
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	242,048,761	241,508,048
Investments in subsidiaries and associates (Note 13)	3,807,324	3,779,169
Investment properties (Note 14)	349,723	348,393
Premises and equipment (Note 15)	2,328,726	2,342,280
Intangible assets (Note 16)	240,990	242,230
Assets held for sale (Note 17)	5,496	2,342
Deferred tax assets	188,257	162,211
Derivative assets (Notes 4,11, 12 and 26)	146,196	140,577
Net defined benefit assets (Note 24)	5,523	70,938
Other assets (Notes 19 and 45)	179,015	96,926

Total assets	291,689,285	290,772,143

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,187,218	3,793,479
Deposits due to customers (Notes 4, 11, 21 and 45)	212,698,752	211,382,380
Borrowings (Notes 4, 11, 12 and 22)	14,992,405	16,060,821
Debentures (Notes 4, 11 and 22)	18,526,134	18,166,057
Provisions (Notes 23, 44 and 45)	341,830	380,473
Current tax liabilities	313,523	148,672
Derivative liabilities (Notes 4, 11,12 and 26)	21,227	7,221
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	21,532,153	20,827,284
Other liabilities (Notes 25 and 45)	154,767	153,238

Total liabilities	271,768,009	270,919,625

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	March 31, 2017	December 31, 2016
	(Korean Won in millions)

EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,385,500	3,574,896
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	113,367	138,542
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016 is 2,017,342 million Won and 1,880,447 million Won, respectively)
Regulatory reserve for credit loss to be reserved as of March 31, 2017 and December 31, 2016 is 1,504 million Won and 136,895 million Won, respectively
Planned provision of regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016 is 1,504 million Won and 136,895 million Won, respectively)	12,771,484	12,488,155

Total equity	19,921,276	19,852,518

Total liabilities and equity	291,689,285	290,772,143

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED

MARCH 31, 2017 AND 2016

	For the three months ended March 31
	2017	2016
	(Korean Won in millions, except for per share data)
Interest income	1,788,004	1,874,914
Interest expense	(734,520)	(817,364)

Net interest income (Notes 34 and 45)	1,053,484	1,057,550

Fees and commissions income	271,571	249,114
Fees and commissions expense	(26,904)	(35,441)

Net fees and commissions income (Notes 35 and 45)	244,667	213,673

Dividend income (Note 36)	30,507	56,158
Net loss on financial instruments at fair value through profit or loss (Note 37)	(152,023)	(56,867)
Net gain on available-for-sale financial assets (Note 38)	13,217	11,729
Impairment losses due to credit loss (Notes 39 and 45)	(34,154)	(126,960)
General and administrative expenses (Notes 40 and 45)	(658,689)	(685,192)
Other net operating income (loss) (Notes 40 and 45)	285,857	(24,239)

Operating income	782,866	445,852

Share of losses of subsidiaries and associates (Note 13)	(18,984)	(137)
Net other non-operating income	14,507	22,992

Non-operating income (loss) (Note 41)	(4,477)	22,855

Net income before income tax expense	778,389	468,707

Income tax expense (Note 42)	176,486	86,234

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2017 and 2016 is 600,399 million Won and 381,002 million Won, respectively) (Note 32)	601,903	382,473

Remeasurement of the net defined benefit liability	(25,512)	(33,214)

Items that will not be reclassified to profit or loss	(25,512)	(33,214)

Gain on valuation of available-for-sale financial assets	22,215	93,006
Loss on foreign currency translation of foreign operations	(21,274)	(2,820)

Items that may be reclassified to profit or loss	941	90,186

Other comprehensive income (loss), net of tax	(24,571)	56,972

Total comprehensive income	577,332	439,445

Basic and diluted net income per share (In Korean Won) (Note 43)	821	493

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	382,473	382,473
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	93,006	—	93,006
Loss on foreign currency translation of foreign operations	—	—	—	(2,820)	—	(2,820)
Remeasurement of the net defined benefit liability	—	—	—	(33,214)	—	(33,214)
Dividends to hybrid securities	—	—	—	—	(50,485)	(50,485)

March 31, 2016	3,381,392	3,334,002	269,533	162,988	11,962,046	19,109,961

January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	601,903	601,903
Dividends on common stock	—	—	—	—	(269,308)	(269,308)
Gain on valuation of available-for-sale financial assets	—	—	—	22,215	—	22,215
Loss on foreign currency translation of foreign operations	—	—	—	(21,274)	—	(21,274)
Remeasurement of the net defined benefit liability	—	—	—	(25,512)	—	(25,512)
Dividends to hybrid securities	—	—	—	—	(49,266)	(49,266)
Redemption of hybrid securities	—	(189,396)	—	(604)	—	(190,000)

March 31, 2017	3,381,392	3,385,500	269,533	113,367	12,771,484	19,921,276

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	For the three months ended March 31
	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	601,903	382,473
Adjustment to net income:
Income tax expense	176,486	86,234
Interest income	(1,788,004)	(1,874,914)
Interest expense	734,520	817,364
Dividend income	(38,463)	(67,039)

	(915,461)	(1,038,355)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	34,154	126,960
Loss on valuation of Financial instruments at fair value through profit or loss	143,367	72,561
Impairment loss on investments in subsidiaries and associates	18,984	137
Loss on transaction of derivatives / valuation of derivatives (hedging)	21,202	25,571
Loss on fair value hedged items	26	86,250
Provision for guarantee and loan commitment and others	2,335	2,546
Retirement benefits	32,772	35,222
Depreciation and amortization	44,128	51,242
Loss on disposal of premises and equipment and other assets	257	1,706
Impairment loss on premises and equipment and other assets	4	28

	297,229	402,223

Deductions of revenues not involving cash inflows:
Gain on available-for-sale financial assets	13,217	11,729
Gain on transaction of derivatives / valuation of derivatives (hedging)	64	78,909
Gain on fair value hedged items	18,954	25,183
Reversal of provisions and others	2,568	334
Gain on disposal of investment in subsidiaries and associates	6,311	323
Gain on disposal of premises and equipment and other assets	150	—
Reversal of impairment loss on premises and equipment and other assets	32	243

	41,296	116,721

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (CONTINUED)

	For the three months ended March 31
	2017	2016
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(41,361)	(64,250)
Loans and receivables	(371,379)	(14,626,460)
Other assets	(17,636)	(76,574)
Deposits due to customers	1,317,041	8,628,075
Provision for guarantee, loan commitment and others	(2,772)	(1,072)
Net defined benefit assets	(953)	(45,109)
Other financial liabilities	514,018	8,627,371
Other liabilities	1,564	23,311

	1,398,522	2,465,292

Cash received from operating activities:
Interest income received	1,824,959	1,851,098
Interest expense paid	(834,551)	(852,707)
Dividend received	27,610	31,037
Income tax paid	(29,835)	(12,599)

Net cash provided by operating activities	2,329,080	3,111,741

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	5,183,087	3,694,987
Redemption of held-to-maturity financial assets	2,480,831	1,659,015
Disposal of investments in subsidiaries and associates	17,182	11,431
Disposal of premises and equipment	244	—
Disposal of assets held for sale	738	1,200

	7,682,082	5,366,633

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	5,282,143	4,629,317
Acquisition of held-to-maturity financial assets	2,921,380	1,534,239
Acquisition of investments in subsidiaries and associates	8,412	19,000
Acquisition of investments in properties	342	—
Acquisition of premises and equipment	15,923	11,692
Acquisition of intangible assets	27,658	16,286

	8,255,858	6,210,534

Net cash used in investing activities	(573,776)	(843,901)

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (CONTINUED)

	For the three months ended March 31
	2017	2016
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	2,190,505	2,133,421
Issuance of debentures	2,140,000	1,935,270

	4,330,505	4,068,691

Cash out-flows from financing activities:
Repayment of borrowings	3,259,118	3,219,873
Repayment of debentures	1,766,201	2,639,081
Repayment of hybrid securities	190,000	—
Dividends paid on hybrid securities	33,413	25,363

	5,248,732	5,884,317

Net cash used in financing activities	(918,227)	(1,815,626)

Net increase in cash and cash equivalents	837,077	452,214

Cash and cash equivalents, beginning of the period	6,104,029	5,440,326

Effects of exchange rate changes on cash and cash equivalents	(299,712)	(28,155)

Cash and cash equivalents, end of the period	6,641,394	5,864,385

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

1.	GENERAL

(1)	Woori Bank

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2017, the common stock of the Bank amounts, to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the three months ended March 31 2017, KDIC sold additional 14 million shares. As of March 31, 2017 and December 31, 2016, KDIC held 144 million shares and 158 million shares (21.37% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 892 branches and offices in Korea, and 22 branches and offices overseas as of March 31, 2017.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2016 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2016.

(1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Bank assesses whether there will be sufficient taxable profit, the Bank should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no significant impact on the separate financial statements.

(2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. The amendments are effective for annual periods beginning on or after 1 January 2018.

In addition, K-IFRS 1109 includes certain exceptions to the classification and measurement of financial assets and the retroactive restatement for classification and measurement of financial assets, impairment of financial assets; and hedge accounting.

The Bank is in the process of changing the related accounting systems to adopt K-IFRS 1109, however the impact from the adoption on the Bank’s separate financial statements is yet to be analyzed. Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. Specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on

Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*)	Measure at FVOCI(*)	Measure at FVTPL

Other than the above	Measure at FVTPL	Measure at FVTPL	Measure at FVTPL

(*) For eliminating or reducing accounting discrepancies an irrevocable election can be made at initial recognition to measure the investment at FVTPL

In accordance with K-IFRS 1039, the Bank holds Loans and receivables amounting to 242,048,761 million Won, Held-to-maturity financial assets amounting to 14,194,265 million Won, Available-for-sale financial assets amounting to 18,185,010 million Won and FVTPL amounting to 3,368,605 million Won as of March 31, 2017.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amounts should be recycled to profit or loss. In accordance with K-IFRS 1039, the Bank holds equity investments that are classified as Available-for-sale financial assets (except for the puttable instrument defined in K-IFRS 1032) amounting to 1,012,581 million Won as of March 31, 2017.

In case a Hybrid contract contains financial asset hosts, an entity shall recognize the entire hybrid contract as financial asset, not separating the embedded derivative from the host.

In accordance with K-IFRS 1039, the Bank holds financial liabilities designated as at FVTPL 632,331 million Won as of March 31, 2017.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset.

	Stage 1	Stage 2	Stage 3

Stage	In case the exposure’s credit risk has not increased significantly since initial recognition	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Bank recognizes only 12-month expected credit losses as a loss allowance	The Bank recognizes a loss allowance equal to lifetime expected credit losses

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

In accordance with K-IFRS 1039, the Bank holds loans and receivables amounting to 243,614,410 million Won and Allowance for credit losses amounting to 1,565,649 as of March 31, 2017.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 retain the three types of hedge accounting mechanisms in K-IFRS 1039: Fair Value Hedge, Cash Flow Hedge, and Hedge of Net Investment in a Foreign Operation. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’ Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The amendments clarify that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The amendments are effective for annual periods beginning on or after 1 January 2018.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture in accordance with K-IFRS 1028, an investor, such as venture capital investment vehicle, may apply fair value measurement selectively to each of its associate or joint venture, as well as certain amendments for K-IFRS 1101. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2016.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Loans and receivables	Korean treasury and government agencies	13,000,418	15,815,135
	Banks	20,120,169	17,826,219
	Corporates	83,325,174	83,529,250
	Consumers	125,603,000	124,337,444

	Sub-total	242,048,761	241,508,048

Financial assets at FVTPL	Gold banking assets	34,712	26,180
	Debt securities held for trading	1,152,590	1,140,928
	Derivative assets	2,169,945	2,880,543

	Sub-total	3,357,247	4,047,651

AFS financial assets	AFS debt securities	11,639,618	11,572,916
HTM financial assets	HTM debt securities	14,194,265	13,792,266
Derivative assets	Derivative assets (hedging)	146,196	140,577

Off-balance accounts	Guarantees	13,846,251	14,953,197
	Loan commitments	52,057,393	56,313,804

	Sub-total	65,903,644	71,267,001

	total	337,289,731	342,328,459

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	235,189,881	1,092,597	842,242	312,201	4,611,840	242,048,761
Financial assets at FVTPL	2,986,174	—	261,394	1,300	108,379	3,357,247
AFS debt securities	11,512,367	—	—	—	127,251	11,639,618
HTM securities	14,162,608	—	—	—	31,657	14,194,265
Derivative assets	74,893	—	71,303	—	—	146,196
Off-balance accounts	64,817,255	125,762	74,952	33,846	851,829	65,903,644

Total	328,743,178	1,218,359	1,249,891	347,347	5,730,956	337,289,731

	December 31, 2016
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	232,571,489	1,131,617	895,874	323,470	6,585,598	241,508,048
Financial assets at FVTPL	3,686,286	—	261,547	81	99,737	4,047,651
AFS debt securities	11,506,682	—	—	—	66,234	11,572,916
HTM securities	13,758,863	—	—	—	33,403	13,792,266
Derivative assets	74,166	—	66,342	—	69	140,577
Off-balance accounts	70,079,004	76,694	80,831	23,250	1,007,222	71,267,001

Total	331,676,490	1,208,311	1,304,594	346,801	7,792,263	342,328,459

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,078,207	33,712,967	34,145,598	3,274,852	119,657,596	6,179,541	242,048,761
Financial assets at FVTPL	59,984	100,743	2,949,627	14,411	1,131	231,351	3,357,247
AFS debt securities	998,803	—	6,706,687	86,238	—	3,847,890	11,639,618
HTM securities	1,363,259	—	8,652,934	220,960	—	3,957,112	14,194,265
Derivative assets	—	—	146,196	—	—	—	146,196
Off-balance accounts	15,052,400	24,048,550	8,703,308	3,584,908	10,125,570	4,388,908	65,903,644

Total	62,552,653	57,862,260	61,304,350	7,181,369	129,784,297	18,604,802	337,289,731

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	44,851,563	34,465,760	34,641,443	3,177,968	118,412,745	5,958,569	241,508,048
Financial assets at FVTPL	59,472	356,305	3,331,108	23,812	993	275,961	4,047,651
AFS debt securities	1,069,084	—	8,128,709	53,232	—	2,321,891	11,572,916
HTM securities	1,673,971	—	8,192,802	251,599	—	3,673,894	13,792,266
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	15,949,042	27,446,354	9,065,002	4,358,268	9,759,416	4,688,919	71,267,001

Total	63,603,132	62,268,419	63,499,641	7,864,879	128,173,154	16,919,234	342,328,459

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	13,003,728	20,134,323	45,260,494	31,878,431	5,724,377	82,863,302	124,694,752	240,696,105
Loans overdue but not impaired	—	—	62,138	82,606	—	144,744	779,038	923,782
Impaired loans	—	—	1,108,367	401,176	142,409	1,651,952	342,571	1,994,523

Total	13,003,728	20,134,323	46,430,999	32,362,213	5,866,786	84,659,998	125,816,361	243,614,410

Allowance for loan losses	3,310	14,154	855,816	400,299	78,709	1,334,824	213,361	1,565,649

Total, net	13,000,418	20,120,169	45,575,183	31,961,914	5,788,077	83,325,174	125,603,000	242,048,761

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,819,124	17,841,428	45,975,557	30,744,224	6,349,788	83,069,569	123,558,440	240,288,561
Loans overdue but not impaired	—	—	7,550	55,993	—	63,543	641,829	705,372
Impaired loans	—	—	1,362,414	425,354	176,715	1,964,483	343,593	2,308,076

Total	15,819,124	17,841,428	47,345,521	31,225,571	6,526,503	85,097,595	124,543,862	243,302,009

Allowance for loan losses	3,989	15,209	1,095,969	417,333	55,043	1,568,345	206,418	1,793,961

Total, net	15,815,135	17,826,219	46,249,552	30,808,238	6,471,460	83,529,250	124,337,444	241,508,048

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	13,000,418	20,120,169	38,423,805	19,517,054	4,043,057	61,983,916	121,613,611	216,718,114
Lower grade (*2)	—	—	6,514,461	12,167,633	1,643,814	20,325,908	3,007,201	23,333,109

Total	13,000,418	20,120,169	44,938,266	31,684,687	5,686,871	82,309,824	124,620,812	240,051,223

Value of collateral	—	358,044	17,467,538	25,641,159	3,378,192	46,486,889	104,706,977	151,551,910

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	15,815,135	17,826,219	38,405,298	17,985,120	4,546,178	60,936,596	120,252,187	214,830,137
Lower grade (*2)	—	—	7,203,345	12,550,168	1,763,658	21,517,171	3,232,521	24,749,692

Total	15,815,135	17,826,219	45,608,643	30,535,288	6,309,836	82,453,767	123,484,708	239,579,829

Value of collateral	—	358,456	17,182,861	24,978,778	3,838,833	46,000,472	104,257,623	150,616,551

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 644,882 million Won and 708,732 million Won as of March 31, 2017 and as of December 31, 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2017
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,197	51,667	—	96,864	637,400	734,264
30~59 days	—	—	13,317	14,182	—	27,499	83,289	110,788
60~89 days	—	—	555	8,837	—	9,392	34,293	43,685

Total	—	—	59,069	74,686	—	133,755	754,982	888,737

Value of collateral (*)	—	—	30,991	61,620	—	92,611	678,933	771,544

	December 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	6,583	41,329	—	47,912	511,722	559,634
30~59 days	—	—	263	8,064	—	8,327	72,583	80,910
60~89 days	—	—	130	1,906	—	2,036	33,996	36,032

Total	—	—	6,976	51,299	—	58,275	618,301	676,576

Value of collateral (*)	—	—	5,161	39,488	—	44,649	542,109	586,758

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 35,045 million Won and 28,796 million Won as of March 31, 2017 and December 31, 2016, respectively, which are deducted from the loans and receivables above.

c)	Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	577,848	202,541	101,206	881,595	227,206	1,108,801
Value of collateral (*)	—	—	443,913	219,320	11,268	674,501	225,136	899,637

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	633,933	221,651	161,624	1,017,208	234,435	1,251,643
Value of collateral (*)	—	—	461,795	236,633	11,268	709,696	233,500	943,196

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 885,722 million Won and 1,056,433 million Won as of March 31, 2017 and December 31, 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2017
	Held for trading	AFS securities	HTM securities	Total
AAA	1,152,590	10,089,629	13,751,547	24,993,766
AA- ~ AA+	—	1,356,623	442,718	1,799,341
BBB- ~ A+	—	193,366	—	193,366

Total	1,152,590	11,639,618	14,194,265	26,986,473

	December 31, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,140,928	9,908,516	13,342,384	24,391,828
AA- ~ AA+	—	1,477,709	449,882	1,927,591
BBB- ~ A+	—	186,691	—	186,691

Total	1,140,928	11,572,916	13,792,266	26,506,110

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank is performing stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Present Value (“NPV”) by the scenarios. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, and the VaR as of March 31, 2017 and December 31, 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2017	For the three months ended March 31, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,005	3,712	4,590	3,121	3,250	2,844	6,430	1,367
Stock price	3,429	3,301	4,243	1,926	4,191	3,456	5,063	2,304
Foreign currencies	5,279	4,552	5,425	4,061	4,396	4,914	7,686	3,967
Commodity	21	70	188	10	152	113	325	21
Diversification	(4,138)	(4,660)	(5,834)	(3,045)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	8,596	6,975	8,612	6,073	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	March 31, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,436,669	24,431,378	4,388,019	21,582,242
Base case (Prepay)	4,457,146	23,625,732	4,405,391	20,692,036
IR 100bp up	4,822,065	23,853,482	4,835,013	20,919,129
IR 100bp down	4,010,448	25,066,988	3,918,645	22,304,777
IR 200bp up	5,207,471	23,330,436	5,282,061	20,315,402
IR 200bp down	3,101,657	25,766,685	2,985,778	23,078,379
IR 300bp up	5,592,877	22,856,749	5,729,108	19,768,300
IR 300bp down	2,072,637	27,767,659	1,973,612	25,121,678

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		March 31, 2017
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	137,539,047	35,997,240	7,355,746	9,619,058	53,930,588	35,563,006	280,004,685
	AFS financial assets	3,215,619	2,746,052	3,177,705	1,810,799	5,549,314	697,091	17,196,580
	HTM financial assets	2,321,995	1,554,068	1,153,039	1,233,113	7,451,355	1,025,723	14,739,293

	Total	143,076,661	40,297,360	11,686,490	12,662,970	66,931,257	37,285,820	311,940,558

Liability	Deposits due to customers	96,166,490	31,380,716	31,854,055	19,328,973	35,166,679	32,967	213,929,880
	Borrowings	10,033,722	951,620	388,214	660,899	2,701,248	394,712	15,130,415
	Debentures	1,791,282	614,283	1,108,544	1,530,422	11,534,947	3,455,681	20,035,159

	Total	107,991,494	32,946,619	33,350,813	21,520,294	49,402,874	3,883,360	249,095,454

		December 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,557,398	40,538,479	7,495,772	7,170,044	53,206,944	34,687,775	278,656,412
	AFS financial assets	2,896,225	2,908,851	2,837,545	2,902,392	4,958,226	675,113	17,178,352
	HTM financial assets	2,672,430	1,515,213	1,246,503	1,143,170	6,851,166	874,298	14,302,780

	Total	141,126,053	44,962,543	11,579,820	11,215,606	65,016,336	36,237,186	310,137,544

Liability	Deposits due to customers	95,261,776	36,070,813	24,657,781	22,748,665	33,819,842	40,032	212,598,909
	Borrowings	11,303,870	852,447	491,330	368,431	2,781,917	421,272	16,219,267
	Debentures	1,591,345	1,781,725	606,539	1,089,673	10,549,803	4,106,259	19,725,344

	Total	108,156,991	38,704,985	25,755,650	24,206,769	47,151,562	4,567,563	248,543,520

3)	Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		March 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	20,235	22,584,041	123,256	1,230,739	476	77,235	1,866	2,225,600	1,849,861	27,967,476
	Financial assets at FVTPL	56	62,774	52	516	—	—	40	47,114	53,646	164,050
	AFS financial assets	755	842,300	—	—	—	—	—	536	64,301	907,137
	HTM financial assets	—	—	—	—	—	—	—	—	85,631	85,631

	Total	21,046	23,489,115	123,308	1,231,255	476	77,235	1,906	2,273,250	2,053,439	29,124,294

Liability	Financial liabilities at FVTPL	71	79,287	144	1,434	—	—	88	104,853	133,954	319,528
	Deposits due to customer	10,594	11,824,366	155,286	1,550,557	1,203	195,251	750	894,920	723,818	15,188,912
	Borrowings	6,967	7,775,493	4,835	48,283	33	5,279	188	224,261	92,388	8,145,704
	Debentures	2,921	3,260,377	—	—	700	113,589	—	—	194,220	3,568,186
	Other financial liabilities	2,712	3,027,344	11,846	118,287	2,747	445,718	357	425,407	471,887	4,488,643

	Total	23,265	25,966,867	172,111	1,718,561	4,683	759,837	1,383	1,649,441	1,616,267	31,710,973

	Off-balance accounts	7,747	8,646,568	30,493	304,484	825	133,936	372	443,950	328,623	9,857,561

		December 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,815	23,946,599	108,867	1,128,742	706	122,295	1,541	1,953,058	2,559,691	29,710,385
	Financial assets at FVTPL	60	72,826	57	589	—	—	30	37,562	34,124	145,101
	AFS financial assets	718	868,018	—	—	—	—	—	570	52,977	921,565
	HTM financial assets	—	—	—	—	—	—	—	—	46,068	46,068

	Total	20,593	24,887,443	108,924	1,129,331	706	122,295	1,571	1,991,190	2,692,860	30,823,119

Liability	Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
	Deposits due to customer	9,073	10,964,130	124,781	1,293,742	1,098	190,268	650	823,718	953,350	14,225,208
	Borrowings	6,719	8,119,337	3,243	33,625	32	5,621	216	273,289	356,362	8,788,234
	Debentures	2,931	3,541,769	—	—	700	121,282	—	—	201,780	3,864,831
	Other financial liabilities	1,968	2,377,760	12,379	128,347	1,121	194,263	245	310,278	432,565	3,443,213

	Total	20,766	25,093,904	140,656	1,458,335	2,951	511,434	1,199	1,518,383	2,060,037	30,642,093

	Off-balance accounts	8,035	9,710,576	28,646	297,001	751	130,035	373	472,816	364,748	10,975,176

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	538,474	—	—	—	168,984	—	707,458
Deposits due to customers	130,499,187	23,998,454	26,635,999	26,797,816	6,399,607	856,581	215,187,644
Borrowings	5,740,751	1,690,425	1,414,126	1,693,527	4,300,241	394,035	15,233,105
Debentures	1,791,045	614,478	1,108,537	1,520,423	11,535,129	3,455,736	20,025,348
Other financial liabilities	11,416,444	—	—	—	137,577	2,674,167	14,228,188
Total	149,985,901	26,303,357	29,158,662	30,011,766	22,541,538	7,380,519	265,381,743

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	131,555,838	28,216,931	18,918,303	28,643,490	5,705,028	891,304	213,930,894
Borrowings	6,763,446	2,134,433	876,836	1,477,040	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	154,919,139	32,132,795	20,401,820	31,182,784	21,062,541	8,147,960	267,847,039

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	538,474	—	—	—	168,984	—	707,458
Deposits due to customers	142,462,516	26,846,282	23,047,011	16,680,178	5,396,098	337,903	214,769,988
Borrowings	5,740,751	1,690,425	1,414,126	1,693,527	4,300,241	394,035	15,233,105
Debentures	1,791,045	614,478	1,108,537	1,520,423	11,535,129	3,455,736	20,025,348
Other financial liabilities	11,416,444	—	—	—	137,577	2,674,167	14,228,188

Total	161,949,230	29,151,185	25,569,674	19,894,128	21,538,029	6,861,841	264,964,087

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	142,802,770	29,698,603	17,269,323	18,716,262	4,664,658	374,152	213,525,768
Borrowings	6,763,452	2,134,429	876,835	1,477,039	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	166,166,077	33,614,463	18,752,839	21,255,555	20,022,171	7,630,808	267,441,913

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2017 and December 31, 2016 as follow:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2017	2,520,137	—	6,903	—	14,324	—	2,541,364
December 31, 2016	3,000,098	—	—	208	7,013	—	3,007,319

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Guarantees	13,846,251	14,953,197
Loan commitments	52,057,393	56,313,804

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 6.25% and 5.38%, a minimum Tier 1 ratio of 7.75% and 6.88% and a minimum total regulatory capital of 9.75% and 8.88% as of March 31, 2017 and December 31, 2016.

Details of the Bank’s capital adequacy ratio as of March 31, 2017 and December 31, 2016 and are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Tier 1 capital	16,078,903	15,714,480
Other Tier 1 capital	2,971,121	3,275,496
Tier 2 capital	3,402,379	3,910,513

Total risk-adjusted capital	22,452,403	22,900,489

Risk-weighted assets for credit risk	136,824,708	138,018,500
Risk-weighted assets for market risk	2,597,912	2,277,809
Risk-weighted assets for operational risk	9,536,950	9,431,814

Total risk-weighted assets	148,959,570	149,728,123

Common Equity Tier 1 ratio	10.79%	10.50%
Tier 1 capital ratio	12.79%	12.68%

Total capital ratio	15.07%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	107,483,034	103,037,245	6,014,607	10,164,941	64,357,696	291,057,523	631,762	291,689,285
Liabilities	69,070,886	157,534,493	50,834	9,512,491	33,886,060	270,054,764	1,713,245	271,768,009

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	63,365,346	288,682,433	2,089,710	290,772,143
Liabilities	62,294,922	162,937,921	55,785	7,287,850	36,396,452	268,972,930	1,946,695	270,919,625

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Net interest income	403,256	430,779	3,227	8,998	63,365	909,625	143,859	1,053,484
Interest income	760,510	724,847	37,261	4,478	180,104	1,707,200	80,804	1,788,004
Interest expense	(241,214)	(408,390)	(64)	—	(147,907)	(797,575)	63,055	(734,520)
Inter-segment	(116,040)	114,322	(33,970)	4,520	31,168	—	—	—

Net non-interest income	169,789	130,010	53,897	14,313	(13,725)	354,284	(115,664)	238,620
Non-interest income	202,994	162,875	139,252	4,891,977	240,555	5,637,653	64,829	5,702,482
Non-interest expense	(58,041)	(47,565)	(85,355)	(4,877,664)	(214,744)	(5,283,369)	(180,493)	(5,463,862)
Inter-segment	24,836	14,700	—	—	(39,536)	—	—	—

Other income and expense	(450,534)	(194,424)	14,801	23,180	125,934	(481,043)	(28,195)	(509,238)
Administrative expense	(429,830)	(195,141)	(3,306)	(4,471)	(25,941)	(658,689)	—	(658,689)
Reversal of allowance for credit loss and impairment losses due to credit loss	(20,704)	717	18,107	27,651	151,875	177,646	(28,195)	149,451

Operating income	122,511	366,365	71,925	46,491	175,574	782,866	—	782,866
Non-operating income (loss)	2,085	(1,018)	13,813	—	(19,357)	(4,477)	—	(4,477)

Net income before income tax expense	124,596	365,347	85,738	46,491	156,217	778,389	—	778,389
Income tax expense	(30,152)	(84,092)	(20,749)	(11,251)	(30,242)	(176,486)	—	(176,486)
Net income	94,444	281,255	64,989	35,240	125,975	601,903	—	601,903

	For the three months ended March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustment	Total
Net interest income	365,995	436,924	3,167	15,298	91,775	913,159	144,391	1,057,550
Interest income	730,743	779,576	40,401	5,082	244,589	1,800,391	74,523	1,874,914
Interest expense	(260,620)	(460,910)	(11)	(62)	(165,629)	(887,232)	69,868	(817,364)
Inter-segment	(104,128)	118,258	(37,223)	10,278	12,815	—	—	—

Net non-interest income	137,055	128,619	50,914	2,970	13,544	333,102	(153,235)	179,867
Non-interest income	188,203	130,839	204,534	2,685,465	1,150,313	4,359,354	18,247	4,377,601
Non-interest expense	(57,819)	(12,378)	(153,630)	(2,682,495)	(1,119,930)	(4,026,252)	(171,482)	(4,197,734)
Inter-segment	6,671	10,158	10	—	(16,839)	—	—	—

Other income and expense	(459,470)	(329,581)	(17,603)	(1,963)	8,208	(800,409)	8,844	(791,565)
Administrative expense	(442,096)	(221,099)	(2,655)	(3,878)	(15,464)	(685,192)	—	(685,192)
Reversal of allowance for credit loss and impairment losses due to credit loss	(17,374)	(108,482)	(14,948)	1,915	23,672	(115,217)	8,844	(106,373)

Operating income	43,580	235,962	36,478	16,305	113,527	445,852	—	445,852
Non-operating income (loss)	(11,199)	(1,243)	9,818	—	25,479	22,855	—	22,855

Net income before income tax expense	32,381	234,719	46,296	16,305	139,006	468,707	—	468,707
Income tax benefits (expense)	(7,837)	(64,525)	(11,204)	(3,946)	1,278	(86,234)	—	(86,234)
Net income	24,544	170,194	35,092	12,359	140,284	382,473	—	382,473

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2017 and 2016 amounted to 7,386,234 million Won and 6,179,145 million Won, respectively, and revenue from the foreign customers amounted to 104,252 million Won and 73,369 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates), non-current assets attributed to domestic subsidiaries as of March 31, 2017 and December 31, 2016 are 6,718,785 million Won and 6,703,013 million Won, respectively, and foreign subsidiaries are 7,978 million Won and 9,059 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Cash	2,588,295	2,150,181
Foreign currencies	630,297	699,667
Demand deposits	3,332,398	3,144,208
Fixed deposits	90,404	109,973

Total	6,641,394	6,104,029

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Changes in other comprehensive income due to valuation of AFS financial assets	22,215	93,006
Changes in other comprehensive loss of overseas business translation	(21,274)	(2,820)
Changes in other comprehensive loss due to re-measurement	(25,512)	(33,214)
Changes in investments in associates and associates due to debt-equity swaps	49,599	—
Changes in accrued dividends to common stocks	269,308	168,317
Changes in accrued dividends of hybrid equity securities	15,853	25,122

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits:
Gold banking assets	34,712	26,180
Securities:
Debt securities
Korean treasury and government agencies	202,874	202,599
Financial institutions	949,716	938,329
Equity securities	11,358	24,762
Securities loaned	—	4,459

Sub-total	1,163,948	1,170,149

Derivative assets	2,169,945	2,880,543

Total	3,368,605	4,076,872

There are no financial assets designated at FVTPL as of March 31, 2017 and December 31, 2016.

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Debt securities:
Korean treasury and government agencies	2,974,915	2,839,623
Financial institutions	4,166,675	4,287,211
Corporates	3,326,805	3,061,002
Bonds in foreign currencies	878,558	891,501

Sub-total	11,346,953	11,079,337

Equity securities	1,307,606	1,282,090
Beneficiary certificates	5,237,786	5,250,856
Securities loaned	292,665	493,579

Total	18,185,010	18,105,862

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Korean treasury and government agencies	3,907,029	3,754,355
Financial institutions	5,448,740	5,168,487
Corporates	4,752,865	4,823,356
Bonds in foreign currencies	85,631	46,068

Total	14,194,265	13,792,266

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Due from banks	11,557,687	13,147,281
Loans	220,944,825	221,089,139
Other loans and receivables	9,546,249	7,271,628

	242,048,761	241,508,048

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	9,729,286	11,395,162
Others	56,808	56,355
Allowance for credit losses	(2,392)	(2,798)

Sub-total	9,783,702	11,448,719

Due from banks in foreign currencies:
Due from banks on demand	831,249	702,023
Time deposits	590,297	523,473
Others	353,769	474,472
Allowances for credit losses	(1,330)	(1,406)

Sub-total	1,773,985	1,698,562

Total	11,557,687	13,147,281

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2017	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	9,729,286	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	56,808	Central counter party KRW margin and others

Sub-Total		9,786,094

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	801,565	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	353,769	Deposits for foreign futures and option trading and others

Sub-Total		1,155,334

Total		10,941,428

	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	11,395,162	Reserve deposits under the BOK Act
Others	the Korea Exchange and others	55,304	Central counter party KRW margin and others

Sub-Total		11,450,466

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	678,999	Reserve deposits under The BOK Act and others
Others	Korea Investment & Securities and others	474,472	Deposits for foreign futures and option trading and others

Sub-Total		1,153,471

Total		12,603,937

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loans in local currency	192,059,476	190,099,544
Loans in foreign currencies	7,588,283	8,697,795
Domestic banker’s letter of credit	3,411,038	3,754,030
Bills bought in foreign currencies	6,661,347	7,691,879
Bills bought in local currency	230,937	322,189
Factoring receivables	25,785	95,173
Advances for customers on guarantees	23,930	24,132
Privately placed bonds	198,726	222,926
Call loans	2,894,521	2,813,706
Bonds purchased under resale agreements	8,874,875	8,532,924
Loan origination costs and fees	455,284	447,073
Others	626	21,626
Present value discount	(10,396)	(11,490)
Allowance for credit losses	(1,469,607)	(1,622,368)

Total	220,944,825	221,089,139

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Receivables	7,347,515	4,849,111
Accrued income	940,244	970,789
Telex and telephone subscription rights and refundable deposits	974,363	986,242
Other receivables	376,447	632,875
Allowance for credit losses	(92,320)	(167,389)

Total	9,546,249	7,271,628

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal of provision (net provision)	(34,505)	(64,765)	24,649	(74,621)
Recoveries of written-off loans	(10,808)	(32,682)	—	(43,490)
Charge-off	35,647	101,268	50,489	187,404
Sales of loans and receivables	495	42,424	413	43,332
Unwinding effect	2,420	10,539	—	12,959
Others	—	102,728	—	102,728

Ending balance	(162,089)	(1,307,518)	(96,042)	(1,565,649)

	For the three months ended March 31, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net provision	(23,394)	(176,217)	(6,420)	(206,031)
Recoveries of written-off loans	(14,412)	(58,862)	—	(73,274)
Charge-off	37,440	98,561	84	136,085
Sales of loans and receivables	1,002	37,905	501	39,408
Unwinding effect	2,697	21,305	—	24,002
Others	—	29,911	—	29,911

Ending balance	(192,723)	(1,697,225)	(423,437)	(2,313,385)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	March 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	34,712	—	—	34,712
Debt securities	202,874	949,716	—	1,152,590
Equity securities	11,358	—	—	11,358
Derivative assets	10,220	2,140,209	19,516	2,169,945

Sub-total	259,164	3,089,925	19,516	3,368,605

AFS financial assets
Debt securities	1,757,374	9,589,579	—	11,346,953
Equity securities	444,907	—	862,699	1,307,606
Beneficiary certificates	—	4,713,230	524,556	5,237,786
Securities loaned	190,648	102,017	—	292,665

Sub-total	2,392,929	14,404,826	1,387,255	18,185,010

Derivative assets	—	146,069	127	146,196

Total	2,652,093	17,640,820	1,406,898	21,699,811

	March 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	34,750	—	—	34,750
Derivative liabilities	1,090	2,490,497	28,550	2,520,137

Sub-total	35,840	2,490,497	28,550	2,554,887

Financial liabilities designated at FVTPL
Equity-linked securities	—	206	538,268	538,474
Debentures	—	93,857	—	93,857

Sub Total	—	94,063	538,268	632,331

Derivative liabilities	—	21,227	—	21,227

Total	35,840	2,605,787	566,818	3,208,445

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	202,598	938,330	—	1,140,928
Equity securities	24,762	—	—	24,762
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,854,248	23,062	2,880,543

Sub-total	261,232	3,792,578	23,062	4,076,872

AFS financial assets
Debt securities	1,422,209	9,657,128	—	11,079,337
Equity securities	427,084	—	855,006	1,282,090
Beneficiary certificates	—	4,738,287	512,569	5,250,856
Securities loaned	391,279	102,300	—	493,579

Sub-total	2,240,572	14,497,715	1,367,575	18,105,862

Derivative assets	—	140,478	99	140,577

Total	2,501,804	18,430,771	1,390,736	22,323,311

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,964,912	33,436	3,000,098

Sub-total	28,251	2,964,912	33,436	3,026,599

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub Total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,065,304	707,145	3,800,700

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2017 and December 31, 2016, that are amounting to 38,141 million Won and 38,401 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk-free market rate, credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation coefficient, volatility, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Techniques for the financial assets and financial liabilities at level 3 and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.305~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	19.6%~34.5%	Variation of fair value increases as volatility increases
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.305~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	19.6%~34.5%	Variation of fair value increases as volatility increases
Compound financial instruments	Monte Carlo Simulation and others	Correlation coefficient	0.037~0.753	Compound financial instrument’s fair value increases if both volatility and correlation coefficient increase
		Volatility of underlying asset	16.3~43.2%	However when correlation coefficient decreases, despite the increase in volatility, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	January 1, 2017	Net Income (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	6,685	—	1	(10,232)	—	19,516

AFS financial assets
Equity securities (*3)	855,006	3,138	5,999	10,832	(12,279)	3	862,699
Beneficiary certificates	512,569	3,144	(4,860)	55,535	(41,832)	—	524,556

Sub-total	1,367,575	6,282	1,139	66,367	(54,111)	3	1,387,255

Derivative assets	99	169	—	—	(141)	—	127

Total	1,390,736	13,136	1,139	66,368	(64,484)	3	1,406,898

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	3,727	—	500	(9,113)	—	28,550
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	61,231	—	—	(196,672)	—	538,268

Total	707,145	64,958	—	500	(205,785)	—	566,818

(*1)	The loss amounting to 51,650 million Won for the year ended March 31, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market.

	For the three months ended March 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets	78,676	59,187	—	(512)	(30,882)	—	106,469

AFS financial assets
Equity securities (*3)	833,744	2,573	(11,052)	14,151	(56,989)	(2,900)	779,527
Beneficiary certificates	365,896	2,819	(1,864)	24,009	(7,050)	—	383,810
Others	5,308	—	65	—	—	—	5,373

Sub-total	1,204,948	5,392	(12,851)	38,160	(64,039)	(2,900)	1,168,710

Derivative assets	5,973	3,479	—	—	(7,375)	—	2,077

Total	1,289,597	68,058	(12,851)	37,648	(102,296)	(2,900)	1,277,256

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	54,264	—	—	(28,288)	—	104,577
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(46,074)	—	983	(17,572)	—	684,688

Total	825,952	8,190	—	983	(45,860)	—	789,265

(*1)	The loss amounting to 52,177 million Won for the three months ended March 31, 2016, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets amounting to 1,325 million Won were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, AFS financial assets amounting to 4,225 were transferred out of level 3 to level 1.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the three months ended March 31, 2017 and for the year ended December 31, 2016. (Unit: Korean Won in millions):

	For the three months ended March 31, 2017				For the year ended March 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	2,307	(2,612)	—	—	861	(2,248)	—	—
AFS Financial Assets
Equity securities (*3) (*4)	—	—	25,415	(16,492)	—	—	24,270	(16,223)
Beneficiary certificates (*4)	—	—	2,323	(2,249)	—	—	2,813	(2,754)

Total	2,307	(2,612)	27,738	(18,741)	861	(2,248)	27,083	(18,977)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	4,695	(4,281)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	351	(358)	—	—	905	(857)	—	—

Total	5,046	(4,639)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	1,140,204	13,125,813	—	14,266,017	14,194,265
Loans and receivables	—	—	243,191,268	243,191,268	242,048,761
Financial liabilities:
Deposits due to customers	—	212,735,981	—	212,735,981	212,698,752
Borrowings	—	15,007,928	—	15,007,928	14,992,405
Debentures	—	18,715,431	—	18,715,431	18,526,134
Other financial liabilities	—	21,560,142	—	21,560,142	21,532,153

	December 31, 2016
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
HTM financial assets	741,880	13,125,715	—	13,867,595	13,792,266
Loans and receivables	—	—	242,668,472	242,668,472	241,508,048
Financial liabilities:
Deposits due to customers	—	211,370,812	—	211,370,812	211,382,380
Borrowings	—	16,076,215	—	16,076,215	16,060,821
Debentures	—	18,401,138	—	18,401,138	18,166,057
Other financial liabilities	—	20,826,846	—	20,826,846	20,827,284

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognitionThe book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of March 31, 2017 and December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039, the Bank derecognized the financial asset from the separate financial statements applying the exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Assets transferred	AFS financial assets	330,026	220,098
	HTM financial assets	107,132	7,133

	Total	437,158	227,231

Related liabilities	Bonds sold under repurchase agreements	309,209	106,605

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities-Korean treasury and government agencies	292,665	493,579	Korea Securities Depository and others

	Total	292,665	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or Securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. The Bank has also entered into a purchase and resale agreements and accounted it as secured loans. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of March 31, 2017 and December 31, 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below: (Unit: Korean Won in millions)

	March 31, 2017
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial assets	financial assets set off	financial assets presented	Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,213,525	5,481	2,208,044	8,324,569	81,812	571,689
Receivable spot exchange (*2)	6,770,026	—	6,770,026
Bonds purchased under resale agreements (*2)	8,874,875	—	8,874,875	8,874,875	—	—
Domestic exchanges receivable (*2)(*5)	24,565,702	24,285,211	280,491	—	—	280,491

Total	42,424,128	24,290,692	18,133,436	17,199,444	81,812	852,180

	March 31, 2017
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial liabilities	financial liabilities set off	financial liabilities presented	Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,827,900	5,481	2,822,419	8,503,828	10,352	1,077,795
Payable spot exchange (*3)	6,769,556	—	6,769,556
Bonds sold under repurchase agreements (*4)	309,209	—	309,209	309,209	—	—
Domestic exchanges payable (*3)(*5)	27,438,888	24,285,212	3,153,676	3,153,676	—	—

Total	37,345,553	24,290,693	13,054,860	11,966,713	10,352	1,077,795

	December 31, 2016
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial assets	financial assets set off	financial assets presented	Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,954,667	8,442	2,946,225	6,239,981	69,834	1,012,148
Receivable spot exchange (*2)	4,375,738	—	4,375,738
Bonds purchased under resale agreements (*2)	8,532,924	—	8,532,924	8,532,924	—	—
Domestic exchanges receivable (*2)(*5)	31,452,718	30,883,281	569,437	—	—	569,437

Total	47,316,047	30,891,723	16,424,324	14,772,905	69,834	1,581,585

	December 31, 2016
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial liabilities	financial liabilities set off	financial liabilities presented	Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,459,959	8,442	3,451,517	6,389,463	105,270	1,337,208
Payable spot exchange (*3)	4,380,424	—	4,380,424
Bonds sold under repurchase agreements (*4)	106,605	—	106,605	106,605	—	—
Domestic exchanges payable (*3)(*5)	39,341,233	30,883,281	8,457,952	6,161,151	—	2,296,801

Total	47,288,221	30,891,723	16,396,498	12,657,219	105,270	3,634,009

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented offset.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY in 100 millions, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands, PHP in 100 millions, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*1)(*2)	Korea	KRW	279	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited	China	CNY	21.6	”
AO Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund	Korea	KRW	7,773	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”
Woori Finance Myanmar	Myanmar	USD	200	”
Wealth Development Bank	Philippine	PHP	7.7	”
Woori Bank Vietnam Limited	Vietnam	VND	3	”

	March 31, 2017			December 31, 2016
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Mar. 31, 2017	4,900,000	100.0	Dec. 31, 2016
Woori Private Equity	6,000,000	100.0	Mar. 31, 2017	6,000,000	100.0	Dec. 31, 2016
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Mar. 31, 2017	600,000	100.0	Dec. 31, 2016
Woori Card Co., Ltd.	169,266,200	100.0	Mar. 31, 2017	169,266,200	100.0	Dec. 31, 2016
Woori Investment Bank	275,761,491	58.2	Mar. 31, 2017	275,761,491	58.2	Dec. 31, 2016
Woori Private Equity Fund (*1)(*2)	8,058	28.9	Mar. 31, 2017	46,061	28.9	Dec. 31, 2016
Woori Credit Information Co., Ltd.	1,008,000	100.0	Mar. 31, 2017	1,008,000	100.0	Dec. 31, 2016
Woori America Bank	24,500,000	100.0	Mar. 31, 2017	24,500,000	100.0	Dec. 31, 2016
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Mar. 31, 2017	3,754,701,359	74.0	Dec. 31, 2016
Woori Global Markets Asia Ltd.	78,000,000	100.0	Mar. 31, 2017	78,000,000	100.0	Dec. 31, 2016
Woori Bank China Limited	—	100.0	Mar. 31, 2017	—	100.0	Dec. 31, 2016
AO Woori Bank	57,999,999	100.0	Mar. 31, 2017	57,999,999	100.0	Dec. 31, 2016
Woori Brazil Bank	77,093,999	100.0	Mar. 31, 2017	77,093,999	100.0	Dec. 31, 2016
Korea BTL Infrastructure Fund	155,270,233	99.9	Mar. 31, 2017	155,270,233	99.9	Dec. 31, 2016
Woori Fund Service Co., Ltd.	2,000,000	100.0	Mar. 31, 2017	2,000,000	100.0	Dec. 31, 2016
Woori Finance Cambodia	3,000,000	100.0	Mar. 31, 2017	3,000,000	100.0	Dec. 31, 2016
Woori Finance Myanmar	200,000	100.0	Mar. 31, 2017	200,000	100.0	Dec. 31, 2016
Wealth Development Bank	3,931,365	51.0	Mar. 31, 2017	3,931,365	51.0	Dec. 31, 2016
Woori Bank Vietnam Limited	—	100.0	Mar. 31, 2017	—	100.0	Dec. 31, 2016

(*1)	As Woori Private Equity, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*2)	Due to refund of capital invested occurred during the three months ended March 31, 2017, both capital stock and the number of shares have decreased.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities which the Bank controls are as follows:

	As of March 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Mar. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Mar. 31, 2017
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Mar. 31, 2017
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 30 structures entities	Korea	Securities investments	100.0	Mar. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Mar. 31, 2017

	As of December 31, 2016
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec. 31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec. 31, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2016
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 33 structures entities	Korea	Securities investments	100.0	Dec. 31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec. 31, 2016

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

(2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of Mar 31, 2017 and December 31, 2016

	As of March 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities investments	50.0

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				March 31, 2017
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec. 31, 2016 (*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Korea	295	Finance	6,332,435,273	21.4	Mar. 31, 2017
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Feb. 28, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Mar. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Feb. 28, 2017(*6)
Chin Hung International Inc. (*5)(*9)	Korea	1,063	Construction	37,059,405	26.3	Feb. 28, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.7	Dec. 31, 2016 (*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Dec. 31, 2016 (*6)
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Mar. 31,2017
Force TEC Co., Ltd. (*4)(*11)	Korea	—	Freight & staffing	—	—	—
STX Corporation (*1)(*5)(*12)	Korea	4,785	Wholesale of Non-Specialized Goods	37,724,008	19.7	Dec. 31, 2016 (*6)
Saman Corporation (*2)	Korea	7	General Construction Technology Service	12,542	9.2	Dec. 31, 2016 (*6)
Dongwoo C & C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—

				March 31, 2017
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd.(*4)(*10)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd.(*4)(*10)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd.(*4)(*10)	Korea	12	Manufacturing	59,873	25.9	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	657	Other financial services	15,156	23.1	Mar. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd.(*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	183	Other financial services	3,660,000,000	20.0	Mar. 31, 2017
K BANK Co. Ltd., (*2)	Korea	2,500	Finance	6,500,000	13.0	Feb. 28, 2017(*6)
Smart Private Equity Fund No.2(*8)	Korea	150	Other financial services	3,000,000,000	20.0	Mar. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund(*8)	Korea	60	Other financial services	1,500,000,000	25.0	Mar. 31, 2017

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2016(*6)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Korea	295	Finance	6,332,435,273	21.4	Dec. 31, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov. 30, 2016(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2016(*6)
Chin Hung International Inc. (*5)(*9)	Korea	769	Construction	43,709,400	28.4	Nov. 30, 2016(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	29.7	Sep. 30, 2016(*6)

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Sep. 30, 2016(*6)
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec. 31, 2016
Force TEC Co., Ltd. (*4)(*11)	Korea	118	Freight & staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*12)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	9.5	Sep. 30, 2016(*6)
Saman Corporation (*2)	Korea	7	General Construction Technology Service	12,542	9.2	Sep. 30, 2016(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4
Heungjiwon Co., Ltd. (*4)	Korea	6	Other printing	32,849	27.8
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6
Deokwon Food Co., Ltd. (*4)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	589	Other finance	13,602	23.1	Dec. 31, 2016
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd.(*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	90	Other financial services	1,800,000,000	20.0	Dec. 31, 2016
K BANK Co., Ltd. (*2)	Korea	2500	Finance	6,500,000	13.0	Nov. 30, 2016(*6)

(*1)	The Bank has significant influence in the creditors’ council.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd., Saman Corporation and K BANK Co., Ltd. through business partnerships.
(*3)	Most of the significant business transactions of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. are with the Bank.
(*4)	The carrying values of investments in Reading Doctors Co., Ltd, PREXCO Co., Ltd and Hyunwoo International Co., Ltd are nill as of March 31, 2017 and those of investments in Force TEC Co., Ltd are nil as of December 31, 2016. Furthermore, those of investments in Dongwoo C&C Co., Ltd, SJCO Co., Ltd, G2 collection Co., Ltd, The Base Enterprise Co., Ltd, Heungjiwon Co., Ltd, Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, Deokwon Food Co., Ltd, QTS Shipping Co., Ltd, DAEA SNC Co., Ltd and ARES-TECH Co., Ltd are nill as of both December 31, 2016 and March 31, 2017.

(*5)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 8,540, previous year: KRW 8,480), Chin Hung International Inc. (previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 7,910, previous year: KRW 6,630), Samho International Co., Ltd. (current period: KRW 17,100, previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*6)	The significant transactions and events between the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)	The Bank has sold part of stocks of Poonglim Industrial Co., Ltd., so holding shares has decreased.
(*8)	Due to capital contribution and others by the Bank during the year ended December 31, 2016, the entities has been included in the investment in associates.
(*9)	Due to consolidation of stocks and debt-equity swap of Chin Hung International Inc., the Bank’s number of holding shares and ownership ratio have decreased.
(*10)	Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the first quarter ended March 31, 2017, the entity has been included in the investment in associates as of March 31, 2017.
(*11)	Force TEC Co., Ltd is not in scope for the associates, because the Bank does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of March 31, 2017.
(*12)	Due to debt-equity swap of STX corporation, capital stock, the Bank’s number of holding shares and ownership ratio have increased.
(*13)	Woori Growth Partnerships New Technology Private Equity Fund’s and 2016KIF-IMM Woori Bank Technology Venture Fund’s capital stock and the Bank’s number of holding shares have increased, attributed to capital increase of those funds.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of March 31, 2017 and December 31, 2016 are as follows:

	As of March 31, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%

	As of December 31, 2016
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Reading Doctors Co., Ltd.	7,398	35.4%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
PREXCO Co., Ltd.	919,972	28.1%
Hyunwoo International Co., Ltd.	59,873	25.9%

(*)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the three months ended March 31, 2017
Investee	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	March 31, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	—	(36)	—	780,489
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	—	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(8,459)	100,061
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	7,424	8,546	—	(6,275)	9,695
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	2,052	(498)	—	15,156
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,860	—	—	3,660
K BANK Co. Ltd.	32,500	—	—	—	32,500
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500

	3,779,169	58,011	(10,872)	(18,984)	3,807,324

(*)	Changes in investments in subsidiaries and associates due to debt-equity swaps are 49,599 million Won.

	For the three months ended March 31, 2016
Investee	January 1, 2016	Acquisitions	Disposals and others	Impairment	March 31, 2016
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260

	For the three months ended March 31, 2016
Investee	January 1, 2016	Acquisitions	Disposals and others	Impairment	March 31, 2016
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	18,200	(248)	—	753,125
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(8,581)	—	27,101
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate financial stability	172,441	—	—	—	172,441
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(137)	4,986
STX Engine Co., Ltd.	50,831	—	—	—	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	6,453	—	—	—	6,453
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	—	—	800

	3,730,247	19,000	(11,108)	(137)	3,738,002

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Acquisition cost	374,730	372,255
Accumulated depreciation	(25,007)	(23,862)

Net carrying value	349,723	348,393

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	348,393	344,892
Acquisition	342	—
Depreciation	(895)	(868)
Transfer	1,937	8,524
Foreign currencies translation adjustments	(54)	(11)

Ending balance	349,723	352,537

(3)	Fair value of investment properties is amounting to 369,374 million Won and 374,106 million Won as of March 31, 2017 and December 31, 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of March 31, 2017 and December 31, 2016.

(4)	Rental fee earned from investment properties is amounting to 3,593 million Won and 3,394 million Won for the three months ended March 31, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,468,783	835,388	475,860	383,053	19,304	3,182,388
Accumulated depreciation	—	(161,366)	(360,084)	(332,212)	—	(853,662)

Net carrying value	1,468,783	674,022	115,776	50,841	19,304	2,328,726

	December 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,720	835,671	472,676	381,593	13,663	3,176,323
Accumulated depreciation	—	(155,905)	(351,103)	(327,035)	—	(834,043)

Net carrying value	1,472,720	679,766	121,573	54,558	13,663	2,342,280

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	—	2,334	5,349	2,332	5,908	15,923
Disposals	—	—	(7)	(248)	(229)	(484)
Depreciation	—	(6,235)	(10,790)	(10,186)	—	(27,211)
Classified to assets held for sale	(2,693)	(1,066)	—	—	—	(3,759)
Foreign currencies translation adjustments	(44)	(37)	(115)	(202)	(38)	(436)
Transfer	(1,200)	(737)	—	—	—	(1,937)
Others	—	(3)	(234)	4,587	—	4,350

Ending balance	1,468,783	674,022	115,776	50,841	19,304	2,328,726

	For the three months ended March 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	1,495	6,724	2,657	816	11,692
Disposals	—	—	(29)	(665)	—	(694)
Depreciation	—	(6,153)	(10,046)	(20,966)	—	(37,165)
Foreign currencies translation adjustments	(8)	—	(18)	(23)	(3)	(52)
Transfer	(7,111)	(1,413)	—	—	—	(8,524)
Others	—	(3)	8	17,705	—	17,710

Ending balance	1,471,090	685,756	102,794	63,498	1,335	2,324,473

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	654	134,460	569,880	12,116	717,110
Accumulated amortization	(391)	(19,208)	(454,245)	—	(473,844)
Accumulated impairment losses	—	—	—	(2,276)	(2,276)

Net carrying value	263	115,252	115,635	9,840	240,990

	December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	625	117,954	566,054	11,921	696,554
Accumulated amortization	(367)	(17,114)	(434,540)	—	(452,021)
Accumulated impairment losses	—	—	—	(2,303)	(2,303)

Net carrying value	258	100,840	131,514	9,618	242,230

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	258	100,840	131,514	9,618	242,230
Acquisition	29	14,925	3,979	219	19,152
Amortization (*)	(24)	(2,106)	(13,892)	—	(16,022)
Reversal of impairment loss	—	—	—	28	28
Others	—	1,594	(5,934)	—	(4,340)
Foreign currencies translation adjustment	—	(1)	(32)	(25)	(58)

Ending balance	263	115,252	115,635	9,840	240,990

(*)	Amortization of other intangible assets amounting to 12,139 million Won is included in other operating expenses.

	For the three months ended March 31, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	4,787	2,922	52	7,761
Amortization	(19)	(354)	(12,836)	—	(13,209)
Reversal of impairment loss	—	—	—	215	215
Others	—	—	(5)	—	(5)
Foreign currencies translation adjustment	—	—	(3)	—	(3)

Ending balance	264	18,681	154,357	8,977	182,279

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Premises and equipment	5,496	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	5,067	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	246,801	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co. Ltd. and others	310,424	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	330,026	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,817,420	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Dai-Ichi Kangyo Bank Ltd.	107,132	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	7,124,515	Settlement risk and others

		Total	10,941,385

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	22,870	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	225,169	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co. Ltd. and others	458,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	220,098	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,116,810	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	6,181,192	Settlement risk and others

		Total	10,231,748

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sale or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset which the Bank has acquired through foreclosure as of March 31, 2017 and December 31, 2016.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	292,665	493,579	Korea Securities Depository and others

Total		292,665	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,149,719	315,446

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Prepaid expenses	172,641	92,895
Advance payments	3,497	404
Others	2,877	3,627

	179,015	96,926

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Financial liabilities held for trading	2,554,887	3,026,599
Financial liabilities designated at FVTPL	632,331	766,880

	3,187,218	3,793,479

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits
Gold banking liabilities	34,750	26,501
Derivative liabilities	2,520,137	3,000,098

	2,554,887	3,026,599

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Equity linked securities index
Equity linked securities index in short position	538,474	673,906
Debentures
Debentures in local currency	93,857	92,974

Total	632,331	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	632,331	791,530
Changes in fair value for credit risk adjustments	(49)	11
Accumulated changes in credit risk adjustments	(15,829)	(14,998)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Carrying amount	632,331	766,880
Nominal amount at maturity	699,757	902,375

Difference	(67,426)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	7,943,678	9,496,455
Deposits at termination	185,903,092	183,864,984
Mutual installment	36,373	37,128
Certificate of deposits	3,657,562	3,782,549

Sub-total	197,540,705	197,181,116

Deposits in foreign currencies	15,188,912	14,225,208
Present value discount	(30,865)	(23,944)

Total	212,698,752	211,382,380

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,288,465
Borrowing from government funds	Small & Medium Business Corporation and others	0.0 ~ 3.5	1,571,131
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,274,585

Sub-total			6,134,181

Borrowings in foreign currencies:
Borrowings in foreign currencies	Korea Development Bank and others	0.0 ~ 3.3	7,068,789
Offshore borrowings in foreign currencies	Commonwealth Bank and others	1.5	46,207

Sub-total			7,114,996

Bills sold	Others	0.0 ~ 1.4	34,582
Call-money	Banks and others	0.0 ~ 4.4	1,399,908
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	309,209
Present value discount			(471)

Total			14,992,405

	December 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,446,894

Sub-total			6,580,254

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,547,555
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,127

Sub-total			7,565,682

Bills sold	Others	0.0 ~ 1.6	26,895
Call-money	Banks and others	0.0 ~ 5.1	1,782,052
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	106,605
Present value discount			(667)

Total			16,060,821

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.5 ~ 7.2	13,905,437	1.5 ~ 7.2	12,889,422
Subordinated bonds	3.0 ~ 5.9	4,655,533	3.0 ~ 5.9	5,309,375

Sub-total		18,560,970		18,198,797

Discount on bonds		(34,836)		(32,740)

Total		18,526,134		18,166,057

(*)	Included debentures under fair value hedge relationships are 3,329,777 million Won and 3,610,193 million Won as of March 31, 2017 and December 31, 2016, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Asset retirement obligation	56,294	52,838
Provisions for guarantees (*1)	208,867	240,023
Provisions for unused commitments	42,238	53,919
Provisions for customer reward credits	23,204	18,170
Other provisions (*2)	11,227	15,523

Total	341,830	380,473

(*1)	Provisions for guarantee include provision for financial guarantee of 63,129 million Won and 70,153 million Won as of March 31, 2017 and December 31, 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	240,023	53,919	18,170	15,523	327,635
Provisions provided	—	—	1,673	—	1,673
Provisions used	(6,682)	(51)	(11,188)	(2,873)	(20,794)
Reversal of unused amount	(28,837)	(11,630)	—	(1,423)	(41,890)
Transfer(*)	—	—	14,535	—	14,535
Others	4,363	—	14	—	4,377

Ending balance	208,867	42,238	23,204	11,227	285,536

(*)	According to contracts with the third parties, Bank ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Bank recognizes it as “transfer”, but there is no impact on the Bank’s expense.

	For the three months ended March 31, 2016
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	366,873	45,773	19,308	431,954
Provisions provided	—	—	1,860	1,860
Provisions used	(6,079)	(3)	(1,242)	(7,324)
Reversal of unused amount	(74,446)	(4,625)	—	(79,071)
Others	6,980	—	—	6,980

Ending balance	293,328	41,145	19,926	354,399

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	52,838	35,933
Provisions provided	417	57
Reversal of provisions unused	(715)	—
Provisions used	(281)	(209)
Amortization	80	83
Changes in restoration cost and others	3,955	17,397

Ending balance	56,294	53,261

24.	NET DEFINED BENEFIT LIABILITY (ASSET)

The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Defined benefit obligation	986,525	919,707
Fair value of plan assets	(992,048)	(990,645)

Net defined benefit liabilities (assets)	(5,523)	(70,938)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	919,707	846,368
Current service cost	33,752	35,394
Interest expense	6,379	5,815
Remeasurements	30,580	42,146
Foreign currencies translation adjustments	(60)	186
Retirement benefit paid	(3,826)	(971)
Curtailment or liquidation	(7)	—

Ending Balance	986,525	928,938

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	990,645	800,690
Interest income	7,359	5,987
Remeasurements	(3,076)	(1,671)
Employer’s contributions	—	45,000
Retirement benefit paid	(2,873)	(862)
Curtailment or liquidation	(7)	—

Ending balance	992,048	849,144

(4)	Plan assets wholly consist of time deposits as of March 31, 2017 and December 31, 2016. Among plan assets, realized returns on plan assets amount to 4,283 million Won and 4,316 million Won for the three months ended March 31, 2017 and 2016, respectively.

It is expected that the Bank shall contribute 131,248 million Won for the plan for the year ended December 31, 2017.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or liquidation and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Current service cost	33,752	35,394
Net interest income	(980)	(172)

Cost recognized in net income	32,772	35,222

Remeasurements	33,656	43,817

Cost recognized in total comprehensive income	66,428	79,039

Retirement benefit service costs related to defined contribution plans are recognized 983 million Won and 1,254 million Won for the three months ended March 31, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	March 31, 2017	December 31, 2016
Discount rate	2.96%	2.85%
Future wage growth rate	6.07%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification
(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Discount rate	Increase by 1% point	(90,960)	(86,744)
	Decrease by 1% point	104,737	99,833
Future wage growth rate	Increase by 1% point	104,215	99,225
	Decrease by 1% point	(92,208)	(87,851)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	7,476,936	4,744,622
Accrued expenses	1,641,750	1,886,601
Borrowing from trust accounts	4,705,975	3,391,903
Agency business revenue	508,408	331,159
Foreign exchanges payable	579,306	696,017
Domestic exchanges payable	3,207,669	8,476,475
Other miscellaneous financial liabilities	3,412,485	1,300,954
Present value discount	(376)	(447)

Sub-total	21,532,153	20,827,284

Other liabilities:
Unearned income	44,475	46,144
Other miscellaneous liabilities	110,292	107,094

Sub-total	154,767	153,238

Total	21,686,920	20,980,522

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Interest rate futures	6,722	—	—	—	—
Interest rate swaps	122,896,713	146,196	404,754	14,324	429,644
Long interest rate options	770,000	—	16,198	—	—
Short interest rate options	945,000	—	—	—	16,596

Currency:
Currency futures	488,428	—	—	—	—
Currency forwards	61,481,769	—	838,740	—	982,193
Currency swaps	40,260,001	—	776,746	—	827,581
Long currency options	1,239,677	—	25,023	—	—
Short currency options	1,330,617	—	—	—	17,825

Equity:
Stock futures	454,145	—	—	—	—
Long stock options	3,740,976	—	108,201	—	—
Short stock options	4,552,130	—	—	6,903	245,409

Others:
Other futures	1,952	—	—	—	—
Other swaps	593	—	164	—	142
Long other options	4,652	—	119	—	—
Short other options	43,714	—	—	—	747

Total	238,217,089	146,196	2,169,945	21,227	2,520,137

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Interest rate futures	54,785	—	—	—	—
Interest rate swaps	118,786,359	139,832	473,951	7,013	509,703
Long interest rate options	860,000	—	21,172	—	—
Short interest rate options	1,035,000	—	—	—	21,863

Currency:
Currency futures	447,749	—	—	—	—
Currency forwards	61,216,421	—	1,252,273	—	1,005,570
Currency swaps	39,745,794	—	1,014,994	—	1,221,961
Long currency options	1,120,949	—	42,126	—	—
Short currency options	907,211	—	—	—	8,589

Equity:
Stock futures	926,392	—	—	—	—
Long stock options	3,007,969	745	73,261	—	—
Short stock options	4,460,233	—	—	208	228,900

Others:
Other futures	5,105	—	—	—	—
Other swaps	7,918	—	2,645	—	2,331
Long other options	8,307	—	121	—	—
Short other options	64,352	—	—	—	1,181

Total	232,654,544	140,577	2,880,543	7,221	3,000,098

Derivatives held-for-trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gains (losses) from hedged items	18,928	(61,067)
Gains (losses) from hedging instruments	(21,138)	53,338

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	668
Amounts recognized in profits and losses	(2,315)	(2,309)

Ending balance	11,607	26,367

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2017	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding during the three months ended March, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as the equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	March 31, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	September 27, 2046	4.5	553,450	553,450
Issuance cost				(13,500)	(14,104)

Total				3,385,500	3,574,896

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	341,913	319,698
Gain (loss) on foreign currency translation of foreign operations	(13,874)	7,400
Remeasurement of the net defined benefit liability	(179,955)	(154,443)

Sub-total	148,084	172,655

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(604)	—

Total	113,367	138,542

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Beginning balance	Increase (decrease) (*)	Re- classification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	319,698	17,592	11,715	(7,092)	341,913
Gain (loss) on foreign currency translation of foreign operations	7,400	(28,066)	—	6,792	(13,874)
Remeasurement of the net defined benefit liability	(154,443)	(33,657)	—	8,145	(179,955)

Total	172,655	(44,131)	11,715	7,845	148,084

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the three months ended March 31, 2016
	Beginning balance	Increase (decrease) (*)	Reclassifi- cation adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	329,724	175,645	(52,946)	(29,693)	422,730
Gain (loss) on foreign currency translation of foreign operations	(1,961)	(3,721)	—	901	(4,781)
Remeasurement of the net defined benefit liability	(187,634)	(43,818)	—	10,604	(220,848)

Total	140,129	128,106	(52,946)	(18,188)	197,101

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details in retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Legal reserve	Legal reserve	1,729,754	1,622,754
	Other legal reserve	45,669	44,634

	Sub-total	1,775,423	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,805	7,073,104
	Regulatory reserve for credit loss	2,017,342	1,880,447
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,443,211	9,962,559

Retained earnings before appropriation		552,850	858,208

Total		12,771,484	12,488,155

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	12,488,155	11,798,375
Net income	601,903	382,473
Dividends on common stock	(269,308)	(168,317)
Dividends on hybrid securities	(49,266)	(50,485)

Ending balance	12,771,484	11,962,046

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Beginning	2,017,342	1,880,447
Planned provision of regulatory reserve for credit loss	1,504	136,895

Ending	2,018,846	2,017,342

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2017	2016
Net income	601,903	382,473
Provision of regulatory reserve for credit loss	1,504	1,471
Adjusted net income after the provision of regulatory reserve	600,399	381,002
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	819	491

33.	DIVIDENDS

At the shareholders’ meeting on March 24, 2017, dividend payment for the year ended December 31, 2016 amounting to 269,308 million Won (400 Won per share) was approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Financial assets at FVTPL	4,463	4,778
AFS financial assets	52,844	63,767
HTM financial assets	73,380	95,195
Loans and receivables:
Interest on due from banks	17,420	11,732
Interest on loans	1,634,170	1,691,633
Interest of other receivables	5,727	7,809

Sub-total	1,657,317	1,711,174

Total	1,788,004	1,874,914

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Interest on deposits due to customers	545,000	616,067
Interest on borrowings	52,344	51,888
Interest on debentures	118,230	123,420
Other interest expense	18,946	25,989

Total	734,520	817,364

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Fees and commissions received (*)	195,455	191,848
Fees and commissions received for provision of guarantee	16,241	19,105
Fees and commissions received on project financing	1,720	4,868
Fees and commissions received on securities	20,224	16,428
Other Fees and commissions received	37,931	16,865

Total	271,571	249,114

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Fees and commissions paid	26,851	35,396
Other Fees and commissions paid	53	45

Total	26,904	35,441

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Financial assets at FVTPL	143	658
AFS financial assets	30,364	55,500

Total	30,507	56,158

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Losses on financial assets held for trading	(89,903)	(103,300)
Gains (losses) of financial assets designated at FVTPL	(62,120)	46,433

Total	(152,023)	(56,867)

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2017	2016
Financial assets at FVTPL	Securities	Gain on valuation	2,725	4,015
		Gain on disposals	4,524	2,896
		Loss on valuation	(123)	(452)
		Loss on disposals	(202)	(1,025)

		Sub-total	6,924	5,434

	Other financial assets	Gain on valuation	1,576	7,996
		Gain on disposals	119	798
		Loss on valuation	(1,619)	(7,830)
		Loss on disposals	(23)	(833)

		Sub-total	53	131

		Total	6,977	5,565

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	231,825	407,790
		Loss on transactions and valuation	(224,423)	(451,414)

		Sub-total	7,402	(43,624)

	Currencies derivatives	Gain on transactions and valuation	3,841,756	2,020,713
		Loss on transactions and valuation	(4,016,250)	(2,030,337)

		Sub-total	(174,494)	(9,624)

	Equity derivatives	Gain on transactions and valuation	210,625	33,310
		Loss on transactions and valuation	(140,359)	(89,119)

		Sub-total	70,266	(55,809)

	Other derivatives	Gain on transactions and valuation	1,329	3,513
		Loss on transactions and valuation	(1,383)	(3,321)

		Sub-total	(54)	192

		Total	(96,880)	(108,865)

Total			(89,903)	(103,300)

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gain (loss) on equity-linked securities
Loss on disposals on equity-linked securities	(12,191)	(3,340)
Gain (loss) on valuation of equity-linked securities	(49,047)	49,275

Sub-total	(61,238)	45,935

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(882)	498

Total	(62,120)	46,433

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gain on transactions of securities	18,986	15,634
Impairment loss on securities	(5,769)	(3,905)

Total	13,217	11,729

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Impairment losses due to credit loss	(74,621)	(206,031)
Reversal of provision on guarantee	28,837	74,446
Reversal of provision on loan commitment	11,630	4,625

Total	(34,154)	(126,960)

40.	OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2017	2016
Salaries	Short-term employee benefits	Salaries	278,504	277,089
		Employee benefits	88,361	77,336
	Retirement benefit service costs		33,755	36,476
	Sub-total		400,620	390,901

Depreciation and amortization			31,093	50,374

Other general and administrative expenses	Rent		65,580	64,611
	Taxes and public dues		23,250	22,221
	Service charges		42,943	49,795
	Computer and IT related		52,435	57,158
	Telephone and communication		7,675	7,764
	Operating promotion		9,359	10,332
	Advertising		5,683	11,944
	Printings		1,815	1,978
	Traveling		2,240	1,988
	Supplies		1,259	1,213
	Insurance premium		863	982
	Reimbursement		4,018	3,676
	Maintenance		2,929	3,238
	Water, light and heating		3,763	3,998
	Vehicle maintenance		1,884	1,807
	Others		1,280	1,212

	Sub-total		226,976	243,917

	Total		658,689	685,192

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gains on transactions of foreign exchange	1,008,253	1,374,702
Gains on disposals of loans and receivable	183,139	22,452
Gains on fair value hedging instrument	64	78,909
Gains on fair value hedged items	18,954	25,183
Others (*)	59,068	43,049

	1,269,478	1,544,295

(*)	Other income includes such income amounting to 28,800 million Won and 43,049 million Won for the three months ended March 31, 2017 and 2016, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Loss on transactions of foreign exchange	803,527	1,282,289
KDIC Deposit insurance fees	72,116	69,868
Contribution to miscellaneous funds	71,739	74,522
Losses on disposals of loans and receivables	—	5
Losses related to derivatives	21,202	25,571
Loss on fair value hedged items	26	86,250
Others (*)	15,011	30,029

	983,621	1,568,534

(*)	Other expense includes such expenses amounting to 27,084 million Won for the three months ended March 31, 2016 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Impairment loss	18,984	(137)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Other non-operating income	33,370	49,556
Other non-operating expenses	(18,863)	(26,564)

Total	14,507	22,992

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Rental fee income	3,710	3,517
Dividends from investments in subsidiaries and associates	7,956	10,880
Gain on disposal of investments in subsidiaries and associates	6,311	323
Gain on disposal of premises and equipment and other assets	150	—
Reversal of impairment of premises and equipment and other assets	32	243
Others	15,211	34,593

Total	33,370	49,556

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Depreciation of investment properties	895	868
Interest expenses of rent leasehold deposits	117	123
Loss on disposals of premises and equipment and other assets	257	1,706
Impairment loss on premises and equipment and other assets	4	28
Donation	4,174	14,730
Others	13,416	9,109

Total	18,863	26,564

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Current tax expense
Current tax expense in respect of the current period	194,707	62,510
Adjustments recognized in the current period in relation to the current tax of prior periods	(20)	(20,588)

Sub-total	194,687	41,922

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	(26,046)	62,500
Deferred tax charged directly to equity	7,845	(18,188)

Sub-total	(18,201)	44,312

Income tax expense	176,486	86,234

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Net income before income tax expense	778,389	468,707
Tax calculated at statutory tax rate (*)	187,908	112,965
Adjustments
Effect of income that is exempt from taxation	(13,414)	(15,361)
Effect of expenses that are not deductible in determining taxable profit	2,215	2,333
Adjustments recognized in the current period in relation to the current tax of prior periods	(20)	(20,588)
Others	(203)	6,885

Sub-total	(11,422)	(26,731)

Income tax expense	176,486	86,234

Effective tax rate	22.7%	18.4%

(*)	The corporate tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loss on valuation of AFS securities	(109,159)	(102,067)
Foreign currency translation of foreign operations	4,429	(2,363)
Remeasurement of the net defined benefit liability	57,453	49,308

Total	(47,277)	(55,122)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2017	2016
Net income attributable to common shareholders	601,903	382,473
Dividends to hybrid securities	(49,266)	(50,485)
Net income attributable to common shareholders	552,637	331,988
Weighted average number of common shares outstanding	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	821	493

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Confirmed guarantees:
Guarantees for loans	87,109	79,566
Acceptances	286,714	333,943
Guarantees in acceptances of imported goods	113,326	97,606
Other confirmed guarantees	6,810,269	7,542,726

Total	7,297,418	8,053,841

Unconfirmed guarantees:
Local letters of credit	434,541	397,588
Letters of credit	3,522,955	3,807,199
Other unconfirmed guarantees	698,621	838,593

Total	4,656,117	5,043,380

Commercial paper purchase commitments and others	1,892,716	1,855,976

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loan commitments	52,057,393	56,313,804
Other commitments	1,817,192	1,869,253

(3)	Litigation case

The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2017
	As plaintiff	As defendant
Number of cases	65 case	153 case
Amount of litigation	315,495	222,585
Provisions for litigations		5,218

	December 31, 2016
	As plaintiff	As defendant
Number of cases	54 case	157 case
Amount of litigation	287,146	232,485
Provisions for litigations		5,218

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. Meanwhile, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation as at the end of March 2017.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Related parties
Corporation that have significant influence over the bank	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, Ao Woori Bank, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori Finance Myanmar, Woori EL Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co.,Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 18 SPCs, Samsung Plus Private Equity Fund 36 and 31 Beneficiary Certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity No.1 Private Equity Fund,

Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd. and others (Dongwoo C & C Co.,Ltd and 19 Associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2017	December 31, 2016
Corporation that have significant influence over the bank	KDIC	Other assets	—	270,041
		Deposits	1,770,077	1,894,631
		Other liabilities	17,958	15,568

Subsidiaries	Woori FIS Co., Ltd.	Other assets	98	99
		Deposits	35,937	40,078
		Other liabilities	16,535	16,248

	Woori Private Equity Co., Ltd.	Deposits	1,500	1,258

	Woori Finance Research Institute Co., Ltd.	Deposits	3,657	2,657
		Other liabilities	567	1,534

	Woori Card Co., Ltd.	Other assets	13,399	13,619
		Deposits	58,413	64,954
		Other liabilities	14,961	14,769

	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	70,000	70,000
		Other assets	14,167	4,876
		Deposits	15,820	7,936
		Other liabilities	18,065	6,680

	Woori Private Equity Fund	Other assets	1	3
		Deposits	968	461

	Woori Credit Information Co., Ltd.	Deposits	17,484	16,913
		Other liabilities	10,606	10,503
	Woori America Bank	Due from banks	3,041	4,394

Related party		A title of account	March 31, 2017	December 31, 2016
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	1,712	8,728
		Loans	145,093	157,105
		Allowance for credit loss	(222)	(240)
		Other assets	480	107
		Deposits	34	23

	Woori Global Markets Asia Limited	Loans	136,605	146,724
		Allowance for credit loss	(179)	(187)
		Deposits	681	272

	Woori Bank China Limited	Due from banks	2,944	36,002
		Loans	196,017	247,743
		Allowance for credit loss	(241)	(347)
		Other assets	2,054	73,171
		Deposits	80,000	71,497
		Other liabilities	1,146	74,213

	AO Woori Bank	Due from banks	19,248	453
		Loans	29,478	43,861
		Allowance for credit loss	(45)	(67)
		Other assets	17	8

	Woori Brazil Bank	Loans	1,674	1,813
		Allowance for credit loss	—	(4)

	Korea BTL Infrastructure Fund	Other assets	9	9

	Woori Fund Service Co., Ltd.	Deposits	1,455	5,154
		Other liabilities	5,135	816

	Woori Finance Cambodia	Loans	22,322	24,170
		Allowance for credit loss	(23)	(25)

	Woori Finance Myanmar	Loans	4,464	2,417
		Allowance for credit loss	(4)	(2)

	Woori EL Co., Ltd.	Deposits	22	22

	Woori Bank Vietnam Limited	Loans	24,334	—
		Allowance for credit loss	(213)	—
		Other assets	127,639	—

	Woori Bank Principal and	Other assets	4,081	2,317
	Interest Guaranteed Trust and Principal Guaranteed Trust	Other liabilities	62,289	62,221

	Structured entities	Loans	13,639	13,627
		Allowance for credit loss	(4,208)	(4,147)
		Other assets	32	164
		Deposits	9,101	6,959
		Other liabilities	1,307	1,153

	Beneficiary Certificates	Other assets	25	23

Associates	Kumho Tires Co., Ltd.	Loans	299,506	295,075
		Allowance for credit loss	(654)	(650)
		Deposits	17,447	45,957
		Other liabilities	43	99

Related party		A title of account	March 31, 2017	December 31, 2016
Associates	Woori Service Networks Co., Ltd.	Deposits	1,745	2,572
		Other liabilities	339	358

	Korea Credit Bureau Co., Ltd.	Deposits	5,037	5,069
		Other liabilities	7	40

	Korea Finance Security Co., Ltd.	Deposits	2,665	2,801
		Other liabilities	8	6

	Chin Hung International Inc.	Loans	—	4,044
		Allowance for credit loss	—	(4,011)
		Deposits	7,502	14,047
		Other liabilities	5	5

	Poonglim Industrial Co., Ltd.	Deposits	268	283

	STX Engine Co., Ltd.	Loans	102,769	107,856
		Allowance for credit loss	(85,617)	(89,436)
		Deposits	13,327	13,260
		Other liabilities	26	39

	Samho International Co., Ltd.	Loans	31,408	36,568
		Allowance for credit loss	(539)	(628)
		Deposits	81,713	82,917
		Other liabilities	155	127

	STX Corporation	Loans	47,218	144,006
		Allowance for credit loss	(29,177)	(92,615)
		Deposits	11,565	14,412
		Other liabilities	24	23

	Others(*)	Loans	3,338	619
		Allowance for credit loss	(1,027)	(253)
		Other assets	2	8
		Deposits	2,585	4,460
		Other liabilities	69	60

(*)	Others include Kyesan Engineering Co., Ltd., Dongwoo C & C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., DAEA SNC Co. Ltd. and Hyunwoo International Co., Ltd.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2017	2016
Corporation that have significant influence over the bank	KDIC	Interest income	—	3,722
		Interest expenses	7,612	4,316

Subsidiaries	Woori FIS Co., Ltd.	Fees income	128	90
		Other income	1,782	1,694
		Other expenses	49,661	55,545

	Woori Private Equity Co., Ltd.	Fees income	3	—
		Interest expenses	2	93

	Woori Finance Research Institute Co., Ltd.	Fees income	3	—
		Other income	77	74
		Interest expenses	8	7
		Fees expenses	1,400	1,175

	Woori Card Co., Ltd.	Fees income	37,898	32,871
		Other income	193	95
		Interest expenses	2	13
		Fees expenses	8	—

	Woori Investment Bank Co., Ltd.	Fees income	110	99
		Interest income	259	—
		Other income	1,916	1,415
		Interest expenses	8	11
		Other expenses	7,696	1,523

	Woori Private Equity Fund	Fees income	1	2
		Interest expenses	1	3

	Woori Credit Information Co., Ltd.	Fees income	14	—
		Dividends	504	1,008
		Other income	98	100
		Interest expenses	46	55
		Fees expenses	2,677	2,415

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	480	171
		Fees income	—	14
		Reversal of provision for credit loss	(18)	(40)

	Woori Global Markets Asia Limited	Interest income	12	434
		Interest expenses	—	9
		Reversal of provision for credit loss	(8)	(7)

	Woori Bank China Limited	Interest income	933	1,355
		Other income	—	52
		Interest expenses	168	—
		Other expenses	—	717
		Reversal of provision for credit loss	(106)	(59)

	AO Woori Bank	Interest income	115	156
		Reversal of provision for credit loss	(22)	(32)

			For the three months ended March 31
Related party		A title of account	2017	2016
	Woori Brazil Bank	Interest income	5	4
		Reversal of provision for credit loss	(4)	(2)

	Korea BTL Infrastructure Fund	Dividends	7,398	7,399
		Fees income	19	18

	Woori Fund Service Co., Ltd.	Fees income	5	3
		Other income	40	33
		Interest expenses	21	13

	Woori Finance Cambodia	Interest income	156	106
		Impairment losses due to credit loss (reversal of provision for credit loss)	(2)	1

	Woori Finance Myanmar	Interest income	21	—
		Impairment losses due to credit loss	2	—

	Woori Bank Vietnam Limited	Interest income	259	—
		Impairment losses due to credit loss	213	—

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	1,792	1,915
		Interest expenses	202	158
		Other expenses	8	33

	Structured entities	Interest income	1	89
		Fees income	1,420	1,847
		Interest expenses	2	1
		Impairment losses due to credit loss (reversal of provision for credit loss)	61	(336)

Associates	Kumho Tires Co., Ltd.	Interest income	854	695
		Fees income	5	9
		Interest expenses	—	18
		Impairment losses due to credit loss	4	51

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividends	—	2,420

	Woori Service Networks Co., Ltd.	Other income	7	7
		Interest expenses	7	14

	Korea Credit Bureau Co., Ltd.	Interest expenses	17	40

	Korea Finance Security Co., Ltd.	Dividends	54	54
		Interest expenses	3	2

		For the three months ended March 31
Related party	A title of account	2017	2016
Chin Hung International Inc.	Interest income	53	67
	Fees income	1	1
	Interest expenses	6	3
	Impairment losses due to credit loss (reversal of provision for credit loss)	(4,011)	61

Poonglim Industrial Co., Ltd.	Interest expenses	—	2
	Reversal of provision for credit loss	—	(37)

STX Engine Co., Ltd.	Interest income	332	335
	Fees income	84	29
	Interest expenses	35	6
	Impairment losses due to credit loss (reversal of provision for credit loss)	(3,819)	1,959

Samho International Co., Ltd.	Interest income	180	227
	Fees income	5	4
	Interest expenses	111	145
	Reversal of provision for credit loss	(89)	(479)

Force TEC Co., Ltd.(*1)	Interest income	—	65
	Impairment losses due to credit loss	—	11,279

STX Corporation	Interest income	218	318
	Fees income	34	30
	Interest expenses	2	2
	Impairment losses due to credit loss(reversal of provision for credit loss)	(63,438)	9,230

Osung LST Co., Ltd. (*2)	Interest income	—	56

Others(*3)	Interest expenses	3	—
	Impairment losses due to credit loss	774	11

(*1)	Force TEC Co., Ltd is not in scope for the associates, because the Bank does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of March 31, 2017.
(*2)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*3)	Others include Kyesan Engineering Co., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., Saman Corporation, DAEA SNC Co. Ltd. and Hyunwoo International Co., Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	March 31, 2017	December 31, 2016
KDIC	Loan commitment	1,500,000	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	18,016	26,959
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	130,111	94,891

	Warranty	March 31, 2017	December 31, 2016
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	16,742	19,336
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	66,434	104,077
AO Woori Bank	Confirmed guarantees in foreign currencies and Others	34,972	44,649
Woori Brazil Bank	Confirmed guarantees in foreign currencies	68,838	27,480
Korea BTL Infrastructure Fund	Securities purchase contract	313,778	313,778
Woori Finance Cambodia	Loan commitment	3,348	3,626
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and Others	20,992	—
Structured entities	Loan commitment in local currency	501,760	466,080
	Loan commitment	601	572
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	24,740	24,187
	Loan commitment	92,375	126,435
STX Engine Co., Ltd.	Import credit in foreign currencies and others	40,830	63,103
Samho International Co., Ltd.	Loan commitment	32,902	27,742
STX Corporation	Import credit in foreign currencies and others	27,854	24,316

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 56,261 million Won and 73,381 million Won, respectively, as of March 31, 2017 and December 31, 2016.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016 (*)
Salaries	2,877	2,730
Severance and retirement benefits	163	123

Total	3,040	2,853

(*)	There were changes as to the members of key management so the previous year’s compensation has been restated accordingly.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,302 million Won and 5,457 million Won, respectively, as of March 31, 2017, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2017	December 31, 2016	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Trust accounts	43,193,025	38,807,666	203,016	189,211

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Receivables
Trust fees receivables	23,883	23,667
Payables
Borrowings from trust accounts	3,766,695	2,687,776

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Revenue
Trust fees	34,735	14,208
Expense
Interest expenses on borrowings from trust accounts	8,117	13,116
(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	As of March 31, 2017 and December 31, 2016, the carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,406	4,513
Personal pension trusts	530,322	532,959
Pension trusts	756,567	741,759
Retirement trusts	52,744	53,773
New personal pension trusts	8,458	8,536
New old-age pension trusts	2,742	2,919

Sub-total	1,355,239	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	788	787

Sub-total	807	806

Total	1,356,046	1,345,265

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	8	30